================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                          ILLINOIS CENTRAL CORPORATION
                        (EXACT NAME OF SUBJECT COMPANY)

                       CANADIAN NATIONAL RAILWAY COMPANY
                           BLACKHAWK MERGER SUB, INC.
                                   (BIDDERS)
                            ------------------------
                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                   896215100
                     (CUSIP Number of Class of Securities)
                            ------------------------
                              JEAN PIERRE OUELLET
                       CANADIAN NATIONAL RAILWAY COMPANY
                         935 DE LA GAUCHETIERE ST. WEST
                            MONTREAL, QUEBEC, CANADA
                                    H3B 2M9
                                 (514) 399-6569
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
                            ------------------------

                                      WITH COPIES TO:
        WINTHROP B. CONRAD, JR., ESQ.                      JOHN G. FINLEY, ESQ.
           DAVID W. FERGUSON, ESQ.                         ALLAN SCHWARTZ, ESQ.
            DAVIS POLK & WARDWELL                      SIMPSON, THACHER & BARTLETT
             450 LEXINGTON AVENUE                          425 LEXINGTON AVENUE
           NEW YORK, NEW YORK 10017                      NEW YORK, NEW YORK 10017
                (212) 450-4000                                (212) 455-2000

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
----------------------------------------------------------------------------------------------
               $1,796,018,679                                      $359,204
----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

 * Calculated by multiplying $39.00, the per share tender offer price, by 46,051,761, the number of shares of Common Stock sought in the Offer.

**  Calculated as 1/50 of 1% of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  _________________
Filing Party:  ________________________

Form or Registration No.:  __________     Date Filed:  _________________________
================================================================================

 CUSIP NO. 896215100

  1.   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS
       CANADIAN NATIONAL RAILWAY COMPANY
-----------------------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a)   [
                                                                                              ]
                                                                                       (b)  [X]
-----------------------------------------------------------------------------------------------
  3.   SEC USE ONLY
-----------------------------------------------------------------------------------------------
  4.   SOURCE OF FUNDS
       BK, WC
-----------------------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(e) OR 2(f)                                                                         [ ]
-----------------------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       CANADA
-----------------------------------------------------------------------------------------------
  7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       NONE.
-----------------------------------------------------------------------------------------------
  8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES                                                              [ ]
-----------------------------------------------------------------------------------------------
  9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       0%
-----------------------------------------------------------------------------------------------
 10.   TYPE OF REPORTING PERSON
       CO, HC

 CUSIP NO. 896215100

  1.   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS
       BLACKHAWK MERGER SUB, INC.
-----------------------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a)   [
                                                                                              ]
                                                                                       (b)  [X]
-----------------------------------------------------------------------------------------------
  3.   SEC USE ONLY
-----------------------------------------------------------------------------------------------
  4.   SOURCE OF FUNDS
       AF
-----------------------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(e) OR 2(f)                                                                         [ ]
-----------------------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
-----------------------------------------------------------------------------------------------
  7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       NONE.
-----------------------------------------------------------------------------------------------
  8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES                                                              [ ]
-----------------------------------------------------------------------------------------------
  9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       0%
-----------------------------------------------------------------------------------------------
 10.   TYPE OF REPORTING PERSON
       CO

     This Tender Offer Statement on Schedule 14D-1 filed by Canadian National Railway Company ("Parent"), a Canadian corporation, and Blackhawk Merger Sub, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Parent, relates to the offer by Purchaser to purchase 46,051,761 of the issued and outstanding shares of Common Stock $0.001 par value (the shares subject to the Offer, as well as all other shares of such Common Stock hereinafter referred to as the "Shares"), of Illinois Central Corporation, a Delaware corporation (the "Company"), at $39.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Illinois Central Corporation (the "Company"), a Delaware corporation, which has its principal executive offices at 455 North Cityfront Plaza Drive, Chicago, Illinois 60611-5504.

     (b) The exact title of the class of equity securities and amount being sought are 46,051,761 shares of Common Stock, $0.001 par value, of the Company. As of February 10, 1998, there were 61,402,347 Shares issued and outstanding and approximately 25,000 holders of record. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(d) and (g) This Statement is filed by Parent and Purchaser. The information set forth under "Introduction", "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in
Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)-(b) The information set forth under "Certain Information Concerning the Company", "Certain Information Concerning Purchaser and Parent", "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company", "Purpose of the Offer and Merger; Plans for the Company" and "The Merger Agreement; Other Agreements" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth under "Introduction", "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(e) The information set forth under "Introduction", "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company", "Purpose of the Offer and Merger; Plans for the Company", "The Merger Agreement; Other Agreements", "Dividends and Distributions", of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under "Introduction" and "Effect of the Offer on the Market for Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth under "Introduction", "Certain Information Concerning Purchaser and Parent" and "Merger Agreement; Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth under "Introduction", "Certain Information Concerning Purchaser and Parent", "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company", and "The Merger Agreement; Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth under "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     Parent's Consolidated Financial Statements and related Notes thereto included in Parent's Form 40-F for the fiscal year ended December 31, 1996 and the information set forth under "Certain Information Concerning Purchaser and Parent" are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) Not applicable.

     (b) and (c) The information set forth under "Introduction", "Terms of the Offer; Proration; Expiration Date", and "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "Effect of the Offer on the Market for Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal and the Agreement and Plan of Merger, dated as of February 10, 1998, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)     Offer to Purchase dated February 13, 1998.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.
(a)(7)     Summary Advertisement as published in The Wall Street Journal on February 13,
           1998.
(a)(8)     Text of Press Release issued by Parent and the Company on February 10, 1998.
(a)(9)     Text of Press Release issued by Parent on February 13, 1998.
(b)(1)     Commitment Letter (including the related term sheet), dated February 9, 1998, from Goldman Sachs Canada Credit Partners Co., Goldman Sachs Credit Partners L.P.
           and Bank of Montreal, as Lead Lenders.
(c)(1)     Agreement and Plan of Merger dated as of February 10, 1998 among Parent,
           Purchaser and the Company.
(c)(2)     Investment Commitment Agreement dated as of February 10, 1998 between Parent and
           Gilbert H. Lamphere.
(c)(3)     Investment Commitment Agreement dated as of February 10, 1998 between Parent and
           Alexander P. Lynch.
(c)(4)     Confidentiality Agreement, dated March 13, 1997, between Parent and the Company.
(d)        Not applicable.
(e)        Not applicable.
(e)        Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1998
                                            CANADIAN NATIONAL RAILWAY COMPANY

                                            By:   /s/ Jean Pierre Ouellet
                                            Name: Jean Pierre Ouellet
                                            Title: Chief Legal Officer and
                                                   Corporate Secretary

                                            BLACKHAWK MERGER SUB, INC.

                                            By:   /s/ Jean Pierre Ouellet
                                            Name: Jean Pierre Ouellet
                                            Title: President and Treasurer

                                 EXHIBIT INDEX

   EXHIBIT NO.
   -----------
      (a)(1)      Offer to Purchase dated February 13, 1998.
      (a)(2)      Letter of Transmittal.
      (a)(3)      Notice of Guaranteed Delivery.
      (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.
      (a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.
      (a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute
                  Form W-9.
      (a)(7)      Summary Advertisement as published in The Wall Street Journal on February 13,
                  1998.
      (a)(8)      Text of Press Release issued by Parent and the Company on February 10, 1998.
      (a)(9)      Text of Press Release issued by Parent on February 13, 1998.
      (b)(1)      Commitment Letter (including the related term sheet), dated February 9, 1998, from Goldman Sachs Canada Credit Partners Co., Goldman Sachs Credit Partners
                  L.P. and Bank of Montreal, as Lead Lenders.
      (c)(1)      Agreement and Plan of Merger dated as of February 10, 1998 among Parent,
                  Purchaser and the Company.
      (c)(2)      Investment Commitment Agreement dated as of February 10, 1998 between Parent and Gilbert H. Lamphere.
      (c)(3)      Investment Commitment Agreement dated as of February 10, 1998 between Parent and Alexander P. Lynch.
      (c)(4)      Confidentiality Agreement, dated March 13, 1997, between Parent and the
                  Company.